Filed by RMR Asia Pacific Real Estate Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Company: RMR Asia Pacific Real Estate Fund

Commission File No. 811-22260

November 14, 2011

Dear Shareholder:

According to our latest records, we have not yet received your proxy for the important Annual Meeting of RMR Asia Pacific Real Estate Fund on December 13, 2011. Your Board of Trustees has unanimously recommended that shareholders vote in favor of the proposed merger with RMR Real Estate Income Fund and FOR Mr. John L. Harrington as a Class I Trustee.

Please help your company avoid the expense of further solicitation by signing, dating and returning the enclosed proxy card today.

Thank you for your cooperation.

Very truly yours,

Adam D. Portnoy

President, RMR Funds

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED

TOLL-FREE, at 1-877-825-8971.

The communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the affected funds, including RMR Asia Pacific Real Estate Fund, the surviving fund in the reorganization.  Investors and security holders of the funds are urged to read the Joint Proxy Statement/Prospectus and other documents filed with the Securities and Exchange Commission (“SEC”) carefully in their entirety because they contain important information about the reorganization.  Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully; the Joint Proxy Statement/Prospectus contains important information regarding the investment objectives, risks, charges, expenses and other important information about RMR Asia Pacific Real Estate Fund that investors and security holders of the funds are urged to read and consider in their entirety.

Investors may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC at the SEC’s web site at www.sec.gov.  In addition, free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to: RMR Advisors, Inc., Two Newton Place, 255 Washington Street, Suite 300, Newton, MA 02458 or by calling: (617) 332-9530.